October 7, 2016

Via EDGAR

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

Office of Real Estate & Commodities

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Net Lease, Inc. (the “Company”)

Form 8-K dated August 8, 2016

Filed: August 8, 2016

File No. 001-37390

Dear Mr. Gordon:

Set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Timothy Salvemini of the Company, dated September 28, 2016 (the “September 28th Letter”). For convenience of reference, the Staff comments contained in the September 28th Letter are reprinted below in bold type and are followed by the corresponding response of the Company.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the letter. References to page numbers (other than in headings taken from the September 28th Letter) are to pages of Exhibit 99.1.

Form 8-K Filed on August 8, 2016

Exhibit 99.1

1.	Please explain to us the rationale for adjusting for unrealized gains and losses on foreign currency transactions in arriving at AFFO.

The Company invests in real estate properties in foreign countries and as a result, exposes the rental income, property related expenses and interest expense associated with these properties to fluctuations in foreign exchange rates. The Company utilizes foreign currency derivatives, including currency forward contracts and cross currency swap agreements, to manage this exposure. These derivative contracts are not designated as hedges under qualifying hedge relationships, and as a result, changes in the fair value relating to future contractual settlements along with current contractual settlements relating to current period operations are recorded directly to net income (loss).

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

October 7, 2016

The Company adjusts AFFO to eliminate the impact of the unrealized changes in fair value of these foreign currency derivative contracts as the unrealized mark to market adjustment on the unsettled derivative contracts relates to currency exposure on future period operations that may or may not be ultimately realized in future periods. Accordingly, we believe that the unrealized mark to market adjustment on such contracts are not a measure of our operating performance and should be excluded in determining AFFO. The Company believes the performance of these derivative contracts occurs upon the settlement of such contracts, which reflects the direct impact on earnings related to the aforementioned revenue and expenses associated with these investments, and accordingly, are included for AFFO purposes.

2.	On page 12 you explain that excluding non-cash income and expense items from AFFO provides useful information regarding income and expense items which have no cash impact and do not provide liquidity to the company or require capital resources of the company. This strongly implies that AFFO is a liquidity measure. Please explain to us why you believe it is appropriate to present this measure on a per share basis. See Question 102.05 of the updated Non-GAAP Compliance and Disclosure Interpretations issued May 17, 2016.

We acknowledge the Staff’s comment. Our overall explanation of the reasons for using AFFO focused on our view that AFFO is an important measure of the Company’s operating performance that assists investors in assessing the sustainability of our ongoing operating performance. The language referred to by the Staff that could imply that AFFO is also a liquidity measure should not have been included as part of the description of AFFO, as the Company does not use AFFO as a liquidity measure. Accordingly, in the future, the Company proposes to use the following language to describe AFFO, which eliminates the references to “no cash impact and do not provide liquidity to the company or require capital resources of the company” and “cash flows impact the liquidity and capital resources available to distribute to investors”:

We exclude certain income or expense items from AFFO that we consider more reflective of investing activities, other non-cash income and expense items and the income and expense effects of other activities that are not a fundamental attribute of our business plan. These items include early extinguishment of debt and unrealized gains and losses, which may not ultimately be realized, such as gains or losses on derivative instruments, gains and losses on foreign currency transactions, and gains and losses on investments. In addition, by excluding non-cash income and expense items such as amortization of above-market and below-market leases intangibles, amortization of deferred financing costs, straight-line rent and equity-based compensation from AFFO, we believe we provide useful information regarding income and expense items which have a direct impact on our ongoing operating performance. We also include the realized gains or losses on foreign currency exchange contracts for AFFO as such items are part of our ongoing operations and affect the current operating performance of the Company. By providing AFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our ongoing operating performance without the impacts of transactions that are not related to the ongoing profitability of our portfolio of properties. We also believe that AFFO is a recognized measure of sustainable operating performance by the REIT industry. Further, we believe AFFO is useful in comparing the sustainability of our operating performance with the sustainability of the operating performance of other real estate companies. However, AFFO is not indicative of cash available to fund ongoing cash needs, including the ability to make cash distributions. Investors are cautioned that AFFO should only be used to assess the sustainability of our operating performance excluding these activities, as it excludes certain costs that have a negative effect on our operating performance during the periods in which these costs are incurred.

Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

October 7, 2016

In calculating AFFO, we exclude certain expenses, which under GAAP are characterized as operating expenses in determining operating net income. All paid and accrued merger, acquisition and transaction related fees and certain other expenses negatively impact our operating performance during the period in which expenses are incurred or properties are acquired will also have negative effects on returns to investors, but are not reflective of our on-going performance. AFFO that excludes such costs and expenses would only be comparable to companies that did not have such activities. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income. In addition, as discussed above, we view gains and losses from fair value adjustments as items which are unrealized and may not ultimately be realized and not reflective of ongoing operations and are therefore typically adjusted for when assessing operating performance. Excluding income and expense items detailed above from our calculation of AFFO provides information consistent with management's analysis of the operating performance of the Company. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as rental and occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe AFFO provides useful supplemental information.

3.	In your next earnings release, please provide a substantive and concise discussion of why Cash NOI is useful to investors. Please provide us with your proposed changes in your response letter.

We propose adding the following definition to materials in which we use Cash NOI:

Cash net operating income, or Cash NOI, is a non-GAAP financial measure that is intended to reflect the performance of our properties. We define Cash NOI as net operating income (which is separately defined herein) excluding amortization of above/below market lease intangibles and straight-line adjustments that are included in GAAP lease revenues. We believe that Cash NOI is a helpful measure that both investors and management can use to evaluate the current financial performance of our properties and it allows for comparison of our operating performance between periods and to other REITs. Cash NOI should not be considered as an alternative to net income, as an indication of our financial performance, or to cash flows as a measure of liquidity or our ability to fund all needs. The method by which we calculate and present Cash NOI may not be directly comparable to the way other REITs present Cash NOI.

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Mr. Daniel L. Gordon

Senior Assistant Chief Accountant

October 7, 2016

In connection with the Company’s response to the September 28th Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review and assistance. Please feel free to contact me at (917) 475-2182 should you require additional information or have any questions.

Sincerely,

/s/ Timothy Salvemini

Timothy Salvemini

Chief Financial Officer

Cc:	Michael J. Choate, Proskauer Rose LLP

Thomas Wilkin, PricewaterhouseCoopers